UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Acucela Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00510T 109
(CUSIP Number)

Kenta Fukatani
Legal & Compliance Dept. of SBI Holdings, Inc.
SBI Holdings, Inc.
Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan
+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 7,752,425
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,752,425
11	Aggregate amount beneficially owned by each reporting person 7,752,425
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 21.8% (1)
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,485,928
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,485,928
11	Aggregate amount beneficially owned by each reporting person 1,485,928
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: Trans-Science No. 2A Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Transscience Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,777,778
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,777,778
11	Aggregate amount beneficially owned by each reporting person 1,777,778
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Media Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,257,252
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,257,252
11	Aggregate amount beneficially owned by each reporting person 1,257,252
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.5%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,871,250
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,871,250
11	Aggregate amount beneficially owned by each reporting person 1,871,250
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.3%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 258,582
	9	Sole dispositive power -0-
	10	Shared dispositive power 258,582
11	Aggregate amount beneficially owned by each reporting person 258,582
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 252,505
	9	Sole dispositive power -0-
	10	Shared dispositive power 252,505
11	Aggregate amount beneficially owned by each reporting person 252,505
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Broadband Fund No. 1 Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 779,502
	9	Sole dispositive power -0-
	10	Shared dispositive power 779,502
11	Aggregate amount beneficially owned by each reporting person 779,502
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by the persons named therein with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 dated September 30, 2014 and filed October 10, 2014  (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 2 (this “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

On January 28, 2015, the Reporting Persons sent a letter (the “Letter”) to the Issuer’s Board of Directors demanding (pursuant to Section 2.2 of the Issuer’s Amended and Restated Bylaws and Section 23B.07.020(b) of the Revised Code of Washington) that the Issuer hold a special meeting of the Issuer’s shareholders for the purpose of removing Peter A. Kresel, Glen Y. Sato, Michael T. Schutzler and Brian O’Callaghan as directors of the Issuer and, if that proposal is successful, electing Yoshitaka Kitao, Robert Takeuchi, Shiro Mita and Eisaku Nakamura (the “Designees”) to fill the vacancies created thereby.   The Letter also notifies the Issuer’s Board of Directors that the Reporting Persons entered into a Voting Agreement and Irrevocable Proxy dated January 28, 2015 (the “Voting Agreement and Proxy”) with Ryo Kubota, who holds 10,250,654 shares of Common Stock as of the date of the Voting Agreement and Proxy.  Annex I of the Letter includes a biographical description of each of the Designees.

The foregoing description of the Letter is not a complete description of all statements made therein.  The above description is qualified in its entirety by reference to the Letter, a copy of which is Exhibit 7.1 to this Amendment and is incorporated herein by reference.

Pursuant to the Voting Agreement and Proxy, the Reporting Persons granted an irrevocable proxy to Ryo Kubota, as a shareholder of the Issuer, over an aggregate 7,752,425 shares of Common Stock, and has agreed to vote such shares in favor of the changes to the membership of the Board of Directors of the Issuer described above in this Item 4.  The 18,003,079 shares of Common Stock subject to the Voting Agreement and Proxy (including 10,250,654 shares of Common Stock held directly by Dr. Kubota as of the date of the Voting Agreement and Proxy) represent approximately 50.3% of the total outstanding Common Stock of the Issuer.

Under the Voting Agreement and Proxy, each of the Reporting Persons is required not to, directly or indirectly, transfer, pledge or otherwise dispose of or encumber the Common Shares of the Issuer held by it, and any additional Common Stock of which any Reporting Person acquires the right to vote or otherwise acquires beneficial ownership will be subject to the terms of the Voting Agreement and Proxy.

The Voting Agreement and Proxy terminates upon the earliest of (a) the sale, conveyance or disposal of all or substantially all of the Issuer’s property or business, (b) if the Issuer is merged into or consolidated with any other corporation (other than with a wholly-owned subsidiary corporation or in a merger effected exclusively for the purposes of changing the domicile of the Company), (c) if the Issuer effects any other transaction(s) in which more than 50% of the voting power of the Issuer is disposed of, (d) with respect to any of the Reporting Persons individually, the date upon which such Reporting Person no longer has beneficial ownership of any Common Stock, and (e) the six month anniversary of the date of the Voting Agreement and Proxy.

The foregoing description of the Voting Agreement and Proxy is not a complete description of all of the parties’ rights and obligations under the Voting Agreement and Proxy.  The above description is qualified in its entirety by reference to the Voting Agreement and Proxy, a copy of which is Exhibit 7.2 to this Amendment and is incorporated herein by reference.

Subject to the terms of the Voting Agreement and Proxy, the Reporting Persons may, from time to time and at any time: (i) purchase additional Common Stock in the open market or otherwise; (ii) dispose of all or a portion of the Common Stock now owned or hereafter acquired by them, in open market transactions, or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Common Stock.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by the addition of the following information:

For a description of the Voting Agreement and Proxy between the Reporting Persons and Ryo Kubota, see Item 4 above.  Such description is incorporated herein by reference in its entirety in response to this Item 6.  A copy of the Voting Agreement and Proxy is Exhibit 7.2 to this Amendment.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended by the addition of the following exhibits:

Exhibit No.	Exhibit

7.1	Letter dated January 28, 2015, addressed to the Board of Directors of the Issuer from SBI Holdings, Inc. and its affiliates that are shareholders of the Issuer.

7.2	Voting Agreement and Irrevocable Proxy dated as of January 28, 2015, among Ryo Kubota, SBI Holdings Inc. and affiliates of SBI Holdings, Inc. that are shareholders of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO
SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

TRANS-SCIENCE NO. 2A INVESTMENT
LIMITED PARTNERSHIP,

SBI TRANSSCIENCE CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BB MEDIA INVESTMENT LIMITED
PARTNERSHIP,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

SBI PHOENIX NO. 1 INVESTMENT LPS,

AND

SBI BROADBAND FUND NO. 1 LIMITED
PARTNERSHIP

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description
7.1	Letter dated January 28, 2015, addressed to the Board of Directors of the Issuer from SBI Holdings, Inc. and its affiliates that are shareholders of the Issuer.
7.2	Voting Agreement and Irrevocable Proxy among Ryo Kubota, SBI Holdings, Inc. and affiliates of SBI Holdings, Inc. that are shareholders of the Issuer.

Exhibit 7.1

January 28, 2015

Board of Directors Acucela Inc. 1301 Second Avenue, Suite 1900 Seattle, Washington 98101 Attn: Corporate Secretary

Gentlemen:

SBI Holdings, Inc., a corporation organized in Japan (“SBI”), and the subsidiaries of SBI listed on the signature page of this demand letter, who own an aggregate of 7,752,425 shares of common stock (“Common Stock”) in the capital of Acucela, Inc., a Washington corporation (the “Company”), which represents approximately 21.7% of the total outstanding shares of Common Stock, hereby formally demand, pursuant to RCW 23B.07.020(b) and Section 2.2 of the Company’s Amended and Restated Bylaws (the “Bylaws”), that the Company hold a special meeting of the Company’s shareholders for the following purposes:

1)	Hold a shareholder vote to remove the following directors from the Company’s board of directors pursuant to RCW 23B.08.080 (“Proposal 1”):

i.	Peter A. Kresel
ii.	Glen Y. Sato
iii.	Michael T. Schutzler
iv.	Brian O’Callaghan

2)
In the event Proposal 1 is passed by shareholders, hold a shareholder vote to elect the following persons to fill the vacancies on the Company’s board of directors created under Proposal 1 (“Proposal 2”):

i.	Yoshitaka Kitao
ii.	Robert Takeuchi
iii.	Shiro Mita
iv.	Eisaku Nakamura

We believe that exercising our rights as significant shareholders of the Company under RCW 23B.07.020(b) and Section 2.2 of the Bylaws to call a special shareholder meeting in order to vote on the removal of the four directors listed in Proposal 1 is necessary in order to ensure the long term financial viability of the Company. We also believe that the director nominees listed on Proposal 2 represent a desirable mix of backgrounds, skills and experiences, particularly in the areas of biotechnology, pharmacology, investment management, corporate governance and capital markets and finance, which should provide the Company with the perspectives and judgment necessary to guide the Company’s strategies and properly monitor their execution. We have included the biographies of each of the director nominees listed in Proposal 2 as Annex I to this demand letter and the written consents of each of the nominees to be named in any proxy statement regarding such special meeting and to serve on the Company’s board of directors if elected is attached to this demand letter as Annex II.

In connection with the proposals outlined in this demand letter, we have entered into a voting agreement and irrevocable proxy dated January 28, 2015 (the “Voting Agreement”) with Ryo Kubota who holds 10,250,654 shares of Common Stock as of the date of the Voting Agreement. The address of each of the shareholders who is a party to the Voting Agreement is listed on Annex III to this demand letter. Pursuant to the terms of the Voting Agreement, Ryo Kubota, as a shareholder of the Company, has been granted an irrevocable proxy over an aggregate of 18,003,079 shares of Common Stock (including 10,250,654 Common Shares held directly by Dr. Kubota as of the date of the Voting Agreement), and has agreed to vote such shares in favor of the removal of the four directors listed under Proposal 1 and in favor of the election of the four nominees listed under Proposal 2.  The 18,003,079 shares of Common Stock subject to the Voting Agreement represent 50.28% of the total outstanding Common Shares as of the date of this demand letter.

We note that this demand letter constitutes a shareholder demand for a special meeting of shareholders under Section 2.2 of the Bylaws, and in accordance with such Bylaw provision, you are required to hold a special meeting of shareholders to consider our proposals within 90 days after receipt of this demand letter, unless this demand is properly revoked pursuant to Section 2.2 of the Bylaws. Once the special meeting date is set, we will provide you within five business days of the record date for such special meeting, all the information regarding both Proposal 1 and Proposal 2 required under Section 2.3.1 of the Bylaws and Regulation 14A under the Securities Act of 1934, as amended, as of such record date.

(Signature Page Follows)

SBIホールディングス株式会社 東京都港区六本木1-6-1 ガーデンタワー19階 〒106-6019 Tel 03-6229-0122 Fax 03-3224-1970	SBI Holdings, Inc. Izumi Garden Tower 19F, 1-6-1, Roppongi Minato-ku, Tokyo, 106-6019, JAPAN Tel +81-3-6229-0122 Fax+81-3-3224-1970

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

.	SBI CAPITAL MANGEMENT CO., LTD

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

TRANS-SCIENCE NO. 2A INVESTMENT
LIMITED PARTNERSHIP,

SBI TRANSSCIENCE CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BB MEDIA INVESTMENT LIMITED
PARTNERSHIP,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

SBI PHOENIX NO. 1 INVESTMENT LPS,

AND

SBI BROADBAND FUND NO. 1 LIMITED
PARTNERSHIP

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
Title:	Authorized Signatory

SBIホールディングス株式会社 東京都港区六本木1-6-1 ガーデンタワー19階 〒106-6019 Tel 03-6229-0122 Fax 03-3224-1970	SBI Holdings, Inc. Izumi Garden Tower 19F, 1-6-1, Roppongi Minato-ku, Tokyo, 106-6019, JAPAN Tel +81-3-6229-0122 Fax+81-3-3224-1970

Annex I

Director Nominee Biographies

Dr. Shiro Mita, age 63, President and Chief Executive Officer of M’s Science from November 2000 to the present. Executive Director of Drug Discovery at Santen Pharmaceuticals Co., Ltd from 1995 to 2000. Dr. Mita has a Ph.D. in Pharmaceutical Science from Tokyo University, after which he entered the School of Medicine of Keio University as a Research Associate. Dr. Mita obtained a Post-Doctoral Fellowship in cancer biology from the University of Washington in Seattle.  Has been a member of the board of directors of Santen Pharmaceutical Co., Ltd from 1989 to 2000. Dr. Mita will bring to the board extensive experience in the biotechnology and pharmaceutical fields, both as a researcher and an executive officer.

Yoshitaka Kitao, age 64, Chief Executive Officer of SBI Holdings, Inc. from 1999 to the present. Chief Financial Officer of Softbank Corp. from 1995 to 2005. After holding several senior positions with some of Japan’s most prominent companies, Mr. Kitao will bring to the board significant executive management experience as well as a strong background in finance and financial accounting.

Eisaku Nakamura, age 53. Mr. Nakamura served as Director and General Manager of Bio Sight Capital Co., Ltd from September 2006 to June 2010 and as Chief Executive Officer and President of Berevno Corporation from April 2001 to March 2006. Mr. Nakamura has also served as an outside director on the boards of CanBas Corporation (March 2002 to September 2009 ), Activus Pharma Co. Ltd. (October 2010 to September 2013) and Koinobori Associates Inc. (September 2013 to present). Mr. Nakamura will bring to the board relevant investment management and capital markets experience, which we believe will be important as the Company continues to grow.

Robert Takeuchi, age 58, President of RT Consulting, Inc. from 2004 to the present. Mr. Takeuchi was also President of Softbank Investment America Corp from 1998 through 2004, Treasurer and Secretary of Softbank America from 1996 through 1998 and a Director of International Equity Sales at Credit Suisse First Boston from 1988 through 1996. Mr. Takeuchi has served on the board of directors of SBI Investment Co., Ltd. from 2004 to 2013 and of Quark Pharmaceuticals, Inc. from 2004 to 2013.  Mr. Takeuchi will bring to the board significant capital markets and investment advisory experience.

SBIホールディングス株式会社 東京都港区六本木1-6-1 ガーデンタワー19階 〒106-6019 Tel 03-6229-0122 Fax 03-3224-1970	SBI Holdings, Inc. Izumi Garden Tower 19F, 1-6-1, Roppongi Minato-ku, Tokyo, 106-6019, JAPAN Tel +81-3-6229-0122 Fax+81-3-3224-1970

Annex II

Director Nominee Consents

SBI has made a demand pursuant to Section 2.2 of the Bylaws and RCW 23B.07.020(b) that the Company hold a special meeting of shareholders (the “Special Meeting”) where amongst other things, I will stand for election to the Company’s board of directors. In connection therewith, I hereby consent, pursuant to Section 2.3 of the Bylaws, to being named as a nominee to the board of directors of the Company in any proxy statement relating to the Special Meeting, and to serving as a director on the Company’s board of directors if elected by the shareholders at such Special Meeting.

/s/ Yoshitaka Kitao
Name: Yoshitaka Kitao
Dated:

/s/ Robert Takeuchi
Name: Robert Takeuchi
Dated: 1/26/15

/s/ Shiro Mita
Name: Shiro Mita
Dated:

/s/ Eisaku Nakamura
Name: Eisaku Nakamura
Dated:

SBIホールディングス株式会社 東京都港区六本木1-6-1 ガーデンタワー19階 〒106-6019 Tel 03-6229-0122 Fax 03-3224-1970	SBI Holdings, Inc. Izumi Garden Tower 19F, 1-6-1, Roppongi Minato-ku, Tokyo, 106-6019, JAPAN Tel +81-3-6229-0122 Fax+81-3-3224-1970

Annex III

Shareholder Addresses and Beneficial Ownership

Shareholder and Address	Common Shares Beneficially Owned

SBI Holdings, Inc.	7,752,425*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBI Capital Management Co., Ltd.	6,196,869*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBI Investment Co., Ltd.	6,196,869*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBI Incubation Co., Ltd.	1,485,928*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

Trans-Science No. 2A Investment Limited	69,628*
Partnership
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBI Transscience Co., Ltd	69,628*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

BIOVISION Life Science Fund No.1	1,777,778*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBI BB Media Investment Limited Partnership	1,257,252*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBI Bio Life Science Investment LPS	1,871,250*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBIホールディングス株式会社 東京都港区六本木1-6-1 ガーデンタワー19階 〒106-6019 Tel 03-6229-0122 Fax 03-3224-1970	SBI Holdings, Inc. Izumi Garden Tower 19F, 1-6-1, Roppongi Minato-ku, Tokyo, 106-6019, JAPAN Tel +81-3-6229-0122 Fax+81-3-3224-1970

SBI BB Mobile Investment LPS	258,582*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBI Phoenix No. 1 Investment LPS	252,505*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

SBI Broadband Fund No. 1 Limited Partnership	779,502*
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

Ryo Kubota	10,250,654**
1301 Second Ave.
Seattle, WA 98101

* Common Shares held of record under the name “Cede &Co” with a registered address of PO Box 20, Bowling Green Stn, New York, NY 10274

**Dr. Kubota is the holder of record of all of his 10,250,654 Common Shares

SBIホールディングス株式会社 東京都港区六本木1-6-1 ガーデンタワー19階 〒106-6019 Tel 03-6229-0122 Fax 03-3224-1970	SBI Holdings, Inc. Izumi Garden Tower 19F, 1-6-1, Roppongi Minato-ku, Tokyo, 106-6019, JAPAN Tel +81-3-6229-0122 Fax+81-3-3224-1970

Exhibit 7.2

VOTING AGREEMENT AND IRREVOCABLE PROXY

This Voting Agreement and Irrevocable Proxy (this “Agreement”), is made as of the 28 day of January, 2015, by and among Ryo Kubota, an individual (“Kubota”), and each of the undersigned Shareholders (“Shareholders”) of Acucela Inc., a Washington corporation (the “Company”).

WHEREAS, the parties to this Agreement hold shares of the common stock, without par value, of the Company (“Company Common Stock”);

WHEREAS, Kubota and each of the Shareholders believe that it is in their best interests as shareholders of the Company to make certain changes to the composition of the Board of Directors of the Company (the “Board”); and

WHEREAS, Kubota and each of the Shareholders are willing to make certain representations, warranties, covenants and agreements with respect to the shares of Company Common Stock beneficially owned by each of them and set forth below each of their signatures on the signature pages hereto (the “Original Shares” and, together with any additional shares of Company Common Stock pursuant to Section 5 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.           Representations of Kubota and the Shareholders.  Each party to this Agreement represents and warrants to each of the other parties hereto that:

(a)           (i) Such party owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), all of the Original Shares, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholders is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b)           Such party does not beneficially own any shares of Company Common Stock other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional shares of Company Common Stock or any security exercisable for or convertible into shares of Company Common Stock, set forth on the signature page of this Agreement (collectively, “Options”).

(c)           To the extent applicable, such party has full corporate power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully such party’s obligations hereunder (including the proxy described in Section 2(d)   below). This Agreement has been duly and validly executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

(d)           None of the execution and delivery of this Agreement by such party or compliance by such party with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to such party or to such party’s property or assets.

(e)           No consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or other person on the part of such party is required in connection with the valid execution and delivery of this Agreement, except for any filings required under the Exchange Act. To the extent applicable, no consent of such party's spouse is necessary under any “community property” or other laws in order for such party to enter into and perform its obligations under this Agreement.

2.           Agreement to Vote Shares; Irrevocable Proxy.

(a)           Kubota and each of the Shareholders agree to promptly vote or act with respect to their Shares so as to remove Peter Kresel, Brian O’Callaghan, Glen Y. Sato, and Michael Schutzler from the Board at (i) any annual or special meeting of the shareholders of the Company at which the removal of such persons from the Board is proposed, or (ii) in connection with any request to approve the removal of such persons from the Board by written consent.

(b)           At any annual or special meeting of the shareholders of the Company at which members of the Board are to be elected, or whenever members of the Board are to be elected by written consent, Kubota and each of the Shareholders agree to vote or act with respect to their Shares so as to elect the persons set forth on Exhibit A to this Agreement (the “Designees”) as members of the Board.

(c)           In the event of the resignation, death, removal or disqualification of a Designee, Kubota and each of the Shareholders shall thereafter only be required by Section 2(b) of this Agreement to vote for the remaining Designees.

(d)           Each Shareholder hereby appoints Kubota and any designee of Kubota, and each of them individually, its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Shares in accordance with Sections 2(a) and (b) of this Agreement. This proxy and power of attorney is given to secure the performance of the duties of each Shareholder under this Agreement. Each Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by each Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient under RCW23B.07.220 to support an irrevocable proxy and shall revoke any and all prior proxies granted by each Shareholder with respect to the Shares. The power of attorney granted by each Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.           No Voting Trusts or Other Arrangement.

Kubota and each of the Shareholders agree that no party to this Agreement will, or will permit any entity under such party’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than as set forth in this Agreement, as it may be amended by the parties from time to time.

4.           Transfer and Encumbrance.

Each party to this Agreement agrees that during the term of this Agreement, such party will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber ("Transfer") any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or such party's voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 4 shall be null and void. This Section 4 shall not prohibit a Transfer of the Shares by a party to any member of such party's immediate family, or to a trust for the benefit of such party or any member of such party's immediate family, or upon the death of such party or to an affiliate of such party; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing to be bound by all of the terms of this Agreement.

5.           Additional Shares.

Kubota and each of the Shareholders agree that all shares of Company Common Stock that any party purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

6.           Termination.

This Agreement shall terminate upon the earliest to occur of:

(a)           the sale, conveyance or disposal of all or substantially all of the Company’s property or business or the Company’s merger into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) or if the Company effects any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of, provided that this subsection (a) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Company;

(b)           with respect to a Shareholder individually, the date upon which such Shareholder no longer has beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of any Shares; or

(c)           the six (6) month anniversary of the date of this Agreement.

7.           No Agreement as Director or Officer.

No party makes any agreement or understanding in this Agreement in such party’s capacity as a director or officer of the Company or any of its subsidiaries (if such party holds such office), and nothing in this Agreement:

(a)           will limit or affect any actions or omissions taken by any party to this Agreement in such party’s capacity as such a director or officer, and no such actions or omissions shall be deemed a breach of this Agreement; or

(b)           will be construed to prohibit, limit or restrict any party to this Agreement from exercising such party’s fiduciary duties as an officer or director to the Company or its shareholders.

8.           Specific Performance.

Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party's seeking or obtaining such equitable relief.

9.           Entire Agreement.

This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

10.           Notices.

All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered personally, (b) when delivered by hand (with written confirmation of receipt), (c) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (d) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, or (e) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be se nt to the respective parties at such party’s address or fax number or email address as set forth on the applicable signature page, or as subsequently modified by written notice.

11.           Miscellaneous.

(a)           The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)           This Agreement shall be governed by and construed in accordance with the internal laws of the State of Washington without giving effect to any choice or conflict of law provision or rule (whether of the State of Washington or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Washington.

(c)           Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in a federal or state court in the Western District of Washington. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by applicable laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts.

(d)           If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith.  In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(e)           This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f)            Each party to this Agreement shall execute and deliver such additional documents as may be necessary or desirable to effect the purposes of this Agreement.

(g)           All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
RYO KUBOTA
/s/ Ryo Kubota
Ryo Kubota, an individual

Number of Shares of Company Common Stock Beneficially Owned as of the Date of this Agreement:
10,250,654

Number of Options Beneficially Owned as of the Date of this Agreement:
10,000

Address:
1301 Second Ave.
Seattle, WA 98101

Email: ryo_kubota@fa2.so-net.ne.jp

SBI Holdings, Inc.

By /s/ Yoshitaka Kitao

Name: Yoshitaka Kitao
Title: Representative Director, President & CEO

Number of Shares of Company Common Stock Beneficially Owned as of the Date of this Agreement:
7,752,425 Common Shares

Number of Options Beneficially Owned as of the Date of this Agreement:
N/A

Address:
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan

Fax: +81-3-3224-1970
Email: ykitao@sbigroup.co.jp

.	SBI CAPITAL MANGEMENT CO., LTD

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

TRANS-SCIENCE NO. 2A
INVESTMENT
LIMITED PARTNERSHIP,

SBI TRANSSCIENCE CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BB MEDIA INVESTMENT LIMITED
PARTNERSHIP,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

SBI PHOENIX NO. 1 INVESTMENT LPS,

AND

SBI BROADBAND FUND NO. 1 LIMITED
PARTNERSHIP

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
Title:	Authorized Signatory

Number of Shares of Company Common Stock Beneficially Owned as of the Date of this Agreement:
____________ Common Shares

Address:
Izumi Garden Tower 19F, 1-6-1 Roppongi,
Minato-ku, Tokyo 106-6019, Japan
Fax: +81-3-3224-1970
Email: ____________________

EXHIBIT A – DESIGNEES

Yoshitaka Kitao
Robert Takeuchi
Shiro Mita
Eisaku Nakamura
Ryo Kubota